Exhibit 21.1

Subsidiaries of Biovest

Biovest International, Inc. (“Biovest”) has two direct subsidiaries. Biovest holds all of the issued and outstanding equity securities of Biovest Europe, Ltd., a corporation registered in the United Kingdom.  The issued and outstanding equity securities of ViraCell Advanced Products, LLC, a Texas corporation, is held as follows:  85% by Biovest, 10% by Samuel S. Duffey, Biovest’s former Chief Executive Officer, and 5% by J. David Gangemi, Ph.D.